EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	September 30, 2025	December 31, 2024

Assets
Current
Cash and cash equivalents	$35,720	$11,351
Marketable securities (Note 3)	1,916	2,388
Prepaid expenses and other receivables (Note 4)	1,106	1,320
Total current assets	38,742	15,059

Non-current
Mineral properties (Note 5)	271,822	256,059
Investment in PC Gold Inc. (Note 6)	21,524	21,527
Property and equipment	1,706	1,923
Other assets	224	284
Total non-current assets	295,276	279,793
TOTAL ASSETS	$334,018	$294,852

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 8)	$4,455	$7,162
Current portion of lease liability	75	46
Flow-through share premium liability (Note 9)	1,332	977
Provision for environmental remediation (Note 5(a))	1,264	1,756
Option – PC Gold (Note 6)	3,974	3,974
Current portion of other liabilities	196	400
Total current liabilities	11,296	14,315

Non-current
Lease liability	117	175
Provision for environmental remediation (Note 5(a))	2,805	1,279
Pickle Crow reclamation liability (Note 6)	151	151
Silver Stream derivative liability (Note 7)	83,250	34,414
Other liabilities	-	76
Total non-current liabilities	86,323	36,095
TOTAL LIABILITIES	$97,619	$50,410

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	$404,434	$373,630
Warrant and share-based payment reserve (Note 10)	63,891	57,113
Accumulated other comprehensive loss	(4,675)	(5,406)
Accumulated deficit	(227,251)	(180,895)
Total shareholders’ equity	236,399	244,442
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$334,018	$294,852
Nature of Operations (Note 1) Subsequent Events (Note 15)
The condensed interim consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

OPERATING EXPENSES (Note 11)
General and administration	$923	$985	$3,271	$3,184
Exploration and evaluation	216	225	651	625
Investor relations and marketing communications	401	434	1,330	1,135
Corporate development and due diligence	168	169	578	618
Impairment of non-current assets	-	-	-	11,955
Loss from operational activities	(1,708)	(1,813)	(5,830)	(17,517)

OTHER ITEMS
Interest and other income	(238)	(458)	(332)	(961)
Loss on sale of marketable securities	-	-	-	13
Foreign exchange (gain)/loss	(43)	(22)	156	(130)
Other expenses	14	22	62	110
Fair value loss on Silver Stream liability (Note 7)	22,224	4,955	42,969	19,841
Gain on sale of Hope Brook Project (Note 5(b))	(1,019)	-	(1,016)	(605)
Loss before income taxes	$(22,646)	$(6,310)	$(47,669)	$(35,785)

Deferred income tax recovery (Note 9)	672	721	1,313	1,330
Net loss for the period	$(21,974)	$(5,589)	$(46,356)	$(34,455)

OTHER COMPREHENSIVE INCOME/(LOSS)
Items that will not be reclassified to net income/(loss):
Fair value gain/(loss) on marketable securities (Note 3)	506	(61)	731	(449)
Other comprehensive income/(loss)	506	(61)	731	(449)
Net loss and comprehensive loss for the period	$(21,468)	$(5,650)	$(45,625)	$(34,904)
Loss per share
Basic and diluted	$(0.02)	$(0.01)	$(0.04)	$(0.04)
Weighted average number of shares outstanding
Basic	1,214,524,944	966,235,626	1,126,115,540	937,052,644
Diluted	1,213,921,874	966,228,136	1,132,036,100	940,959,714

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Nine months ended September 30,
	2025	2024

Cash flows from operating activities
Net loss for the period	$(46,356)	$(34,455)
Adjustments for non-cash items:
Share-based payments (Note 10)	1,226	1,330
Depreciation	350	367
Loss on sale of marketable securities	-	13
Impairment of non-current asset	-	11,955
Gain on investment reclassification	-	(145)
Fair value loss on Silver Stream derivative liability (Note 7)	42,969	19,841
Accrued interest receivable	(1)	(62)
Other expenses	16	429
Unrealized foreign exchange loss/(gain)	200	(130)
Deferred income tax recovery	(1,313)	(1,330)
Shares issued for marketing services	38	-
Equity gain and fair value adjustment of equity accounted investments	(1,016)	(605)
Operating cash flows before movements in working capital	(3,887)	(2,792)
Net change in non-cash working capital items:
Decrease in accounts and other receivables	230	47
Decrease in prepaid expenses	45	271
Decrease in accounts payables and accrued liabilities	(616)	(189)
Total cash used in operating activities	$(4,228)	$(2,663)
Cash flows from investing activities
Mineral property expenditures	(18,953)	(15,476)
Proceeds from sale of marketable securities (Note 3)	2,323	3,228
Proceeds from sale of project (Note 5(b))	3,000	-
Property and equipment purchases	(73)	(199)
Cash expended in acquisition of mineral properties	(400)	(100)
Total cash used in investing activities	$(14,103)	$(12,547)
Cash flows from financing activities
Gross proceeds from public offering and private placements	36,438	6,950
Gross proceeds from bought deal financing	-	8,050
Share issuance cost	(1,604)	(968)
Proceeds from exercise of options and warrants	955	-
Repayment of lease liability	(28)	(106)
Finance costs paid for lease liability	(16)	(20)
Cash received from Silver Stream	7,155	-
Total cash provided by financing activities	$42,900	$13,906
Foreign exchange effect on cash	(200)	131
Change in cash and cash equivalents	24,369	(1,173)
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$35,720	$11,038
Cash	35,551	8,601
Term deposits	169	2,437
Cash and cash equivalents, ending	$35,720	$11,038

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Unaudited - Presented in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as at December 31, 2023	916,414,375	$354,913	$26,453	$27,170	$(4,561)	$(165,581)	$238,394
Proceeds from private placement	41,212,121	6,950	-	-	-	-	6,950
Shares issued for finders’ fee	2,740,376	345	-	-	-	-	345
Share issuance costs	-	(404)	-	-	-	-	(404)
Proceeds from bought deal financing	59,629,800	7,116	934	-	-	-	8,050
Bought deal financing share issuance cost	-	(789)	(103)	-	-	-	(892)
Flow-through share premium liability	-	(1,798)	-	-	-	-	(1,798)
Shares issuance on acquisition of mineral properties and property, plant and equipment	4,059,201	603	-	(198)	-	-	405
Settlement of restricted share units	223,334	73	-	(73)	-	-	-
Share-based payments	-	-	-	1,845	-	-	1,845
Loss for the period	-	-	-	-	-	(34,455)	(34,455)
Other comprehensive loss	-	-	-	-	(449)	-	(449)
Balance as at September 30, 2024	1,024,279,207	$367,009	$27,284	$28,744	$(5,010)	$(200,036)	$217,991
Balance as at December 31, 2024	1,079,863,747	$373,630	$28,099	$29,014	$(5,406)	$(180,895)	$244,442
Net proceeds from public offering and private placements	195,020,000	30,585	4,249	-	-	-	34,834
Flow-through share premium liability	-	(1,668)	-	-	-	-	(1,668)
Shares issued pursuant to exercise of options	3,200,000	581	-	(189)	-	-	392
Shares issued pursuant to exercise of warrants	3,426,030	660	-	(97)	-	-	563
Shares issued to ALX Resources	462,535	100	-	-	-	-	100
Shares issued for Springpole purchase option extension	1,000,000	135	-	-	-	-	135
Shares issued for marketing services	818,000	115	-	-	-	-	115
Silver Stream warrant revaluation (Note 7)	-	-	1,287	-	-	-	1,287
PSU reassessment for 2022 grant	-	-	-	(180)	-	-	(180)
Settlement of restricted share units	1,692,659	188	-	(188)	-	-	-
Settlement of performance share units	455,000	108	-	(108)	-	-	-
Share-based payments	-	-	-	2,004	-	-	2,004
Loss for the period	-	-	-	-	-	(46,356)	(46,356)
Other comprehensive income	-	-	-	-	731	-	731
Balance as at September 30, 2025	1,285,937,971	$404,434	$33,635	$30,256	$(4,675)	$(227,251)	$236,399

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the “OTCQX”, under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron Project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow Gold Project, which is being advanced by FireFly Metals Ltd. (“FireFly Metals”).

The Company’s unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from September 30, 2025 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has not generated revenue from operations to date and will require additional financing or outside participation to undertake further advanced exploration of its mineral properties.

2. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2024 and 2023.

The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars. These consolidated financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar.

In preparing the Company’s financial statements for the three and nine months ended September 30, 2025, the Company used the consistent accounting policies, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2024. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements.

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards and amendments to the standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

2. BASIS OF PRESENTATION (continued)

•	Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application in annual reporting periods beginning on or after January 1, 2026.
•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period. The Company is still assessing whether any of the new standards are expected to have a material impact on its consolidated financial statements.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

These financial statements were approved by the Board of Directors on November 12, 2025.

3.  MARKETABLE SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the nine months ended September 30, 2025 and year ended December 31, 2024 are summarized as follows:

FVTOCI
Balance as at December 31, 2023	$263
Additions	3,402
Disposals	(432)
Loss recorded in other comprehensive loss	(845)
Balance as at December 31, 2024	$2,388
Additions (Note 5(b))	1,120
Disposals	(2,323)
Gain recorded in other comprehensive income	731
Balance as at September 30, 2025	$1,916

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVTOCI.

As at September 30, 2025, the Company held common shares of Big Ridge Gold Corp. (Note 5(b)), NexGold Mining Corp., Grid Metals Corp. and Patriot Lithium Limited.

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

4. PREPAID EXPENSES AND OTHER RECEIVABLES

	September 30, 2025	December 31, 2024
GST and HST receivables	$572	$694
Other receivables	4	111
Prepaid expenses	530	515
	$1,106	$1,320

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

5. MINERAL PROPERTIES

As at September 30, 2025 and December 31, 2024, the Company had the following mineral properties:

	Springpole	Birch-Uchi	Duparquet (Note 5(a))	Cameron	Hope Brook (Note 5(b))	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Acquisition	-	100	-	-	-	100
Concessions, taxes, and royalties	809	-	108	21	4	942
Salaries and share-based payments	2,010	220	1,252	63	-	3,545
Drilling, exploration, and technical consulting	605	(8)	2,232	10	-	2,839
Environmental, assaying, and field supplies	6,920	73	2,168	77	-	9,238
Travel and other expenses	955	50	160	2	-	1,167
Total Expenditures	$11,299	$435	$5,920	$173	$4	$17,831
Environmental remediation	-	-	1,034	-	-	1,034
Asset sold	-	-	-	-	(3,102)	(3,102)
Balance as at September 30, 2025	$165,536	$10,881	$62,166	$33,239	$-	$271,822

	Springpole	Birch-Uchi	Duparquet (Note 5(a))	Cameron	Hope Brook (Note 5(b))	Total
Balance as at December 31, 2023	$138,957	$7,987	$48,591	$32,848	$15,851	$244,234
Acquisition	-	449	-	-	-	449
Concessions, taxes, and royalties	374	-	41	23	-	438
Salaries and share-based payments	1,899	775	1,385	123	-	4,182
Drilling, exploration, and technical consulting	1,140	789	1,817	18	-	3,764
Environmental, assaying, and field supplies	10,583	337	1,773	48	2	12,743
Travel and other expenses	1,284	109	177	6	-	1,576
Total Expenditures	$15,280	$2,459	$5,193	$218	$2	$23,152
Tax recovery and option payments received	-	-	(107)	-	(800)	(907)
Impairment	-	-	-	-	(11,955)	(11,955)
Environmental remediation	-	-	1,535	-	-	1,535
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Duparquet Project

As at September 30, 2025, the Company’s provision for environmental remediation activities is $4,069,000 (December 31, 2024 - $3,035,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the storage area. The Company has been working with the Ministry of Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) and received a permit to start work in 2025. The environmental remediation estimate is based on the current work plan. During the nine months ended September 30, 2025, the Company recorded an increase in estimated remediation costs of $1,034,000 (year ended December 31, 2024 - $1,535,000), net of $853,000 of the remediation work completed during the period. The final environmental remediation cost may differ from current estimates depending on feedback received from MELCCFP and the execution of the remaining work.

b) Hope Brook Project

First Mining owned a 20% interest in the Hope Brook Gold Project - a joint venture with Big Ridge Gold Corp. (“Big Ridge”) who owned the remaining 80% interest and is the current operator. On July 31, 2025, the Company closed a transaction with Big Ridge to sell its remaining 20% project interest in the Hope Brook Project, which had a carrying value of $3,102,000, to Big Ridge for consideration of $3 million in cash and 7 million common shares of Big Ridge with a fair value of $1,120,000. As a result, the Company recorded a gain of $1,019,000 on the sale through profit and loss.

6. INVESTMENT IN PC GOLD INC.

As at September 30, 2025, the Company owns a 30% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting.

As at September 30, 2025, the carrying value of the investment in PC Gold Inc. was $21,524,000 (December 31, 2024 - $21,527,000).

The subsequent equity accounting for PC Gold is based on audited results that are publicly available information for the year ended June 30, 2025, and on the unaudited financial information for the period ended September 30, 2025.

As at September 30, 2025, the Company has recorded an option liability of $3,974,000 (December 31, 2024 - $3,974,000), which represents the additional net dilution that would result from FireFly Metals completing its additional 10% equity interest in PC Gold Inc. Following receipt of $3,000,000 under this option, First Mining’s ownership would reduce to 20%. The FireFly Metals Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at September 30, 2025.

As at September 30, 2025, the Company has recorded a liability for reclamation funding of $151,000 (December 31, 2024 - $151,000), which is in line with FireFly Metals’ estimate of the environmental reclamation provision.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

7. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining (subsequently adjusted to 32 million common share purchase warrants in accordance with the terms of the Silver Purchase Agreement).

Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.374 in accordance with the terms of the Silver Purchase Agreement). The fair value of warrants is determined using Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approximately $31.3 million as at September 30, 2025) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”). A Monte Carlo simulation was performed to evaluate the fair value of the buy-back option under the Silver Stream agreement.

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020, closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”).

Upon announcement of the Pre-Feasibility Study on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic. Please refer to the details of the amending agreement below.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to $nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

On March 28, 2025, the Company received the final payment of US$5 million ($7.2 million) from First Majestic in connection with the Silver Stream. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”). Under the Amending Agreement, the Tranche 3 payment would be made earlier than originally scheduled and would consist of US$5 million in cash, with no requirement for the completion of the environmental assessment.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

7. SILVER STREAM DERIVATIVE LIABILITY (continued)

As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The Company has revised the exercise price of the Warrants to $0.20 and extended the expiry date of the Warrants to March 31, 2028. Pursuant to the terms of the amended Warrants, the Company can accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. As a result, the fair value of the Warrants, amounting to $1.3 million, was recognized in the statements of changes in equity, with the fair value determined using Black-Scholes option pricing model. All other terms of the Warrants remain unchanged.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the Company’s credit spread, historical volatility of the warrant and payable silver quantities. The fair value of the Silver Stream derivative liability is a Level 3 measurement. The Company’s net loss sensitivity changes in commodity price risk would have increased or decreased by approximately $4.1 million if the commodity price had been 10% higher or lower as at September 30, 2025.

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at September 30, 2025, the fair value of the Silver Stream derivative liability is US$59,802,000 ($83,250,000). The fair value of the Silver Stream derivative liability as at December 31, 2024 was US$23,917,000 ($34,414,000), which was comprised of the Silver Stream obligation fair value of US$27,707,000 ($39,867,000) less the Advance Payment receivable fair value of US$3,790,000 ($5,453,000).

	September 30, 2025	December 31, 2024
Balance, beginning of the period	$(34,414)	$(34,295)
Portion of payment received allocated to Silver Stream	(5,867)	-
Change in fair value	(42,969)	(119)
Balance, end of the period	$(83,250)	$(34,414)

8.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
Accounts payable	$2,190	$4,739
Accrued liabilities	2,265	2,423
Total	$4,455	$7,162

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

9.  FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 23, 2023	June 14, 2024	August 5, 2025	Total
Balance, December 31, 2023	$1,225	$-	$-	$1,225
Liability incurred for flow-through share issued	-	1,799	-	1,799
Settlement of flow-through share premium liability upon incurring eligible expenditures	(1,225)	(822)	-	(2,047)
Balance, December 31, 2024	$-	$977	$-	$977
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(977)	(336)	(1,313)
Liability incurred for flow-through share issued August 5,2025	-	-	1,668	1,668
Balance, September 30, 2025	$-	$-	$1,332	$1,332

As at September 30, 2025, the Company had $6,181,000 (December 31, 2024 - $4,197,000) of unspent flow-through expenditure commitments, of which $253,000 is required to be spent by December 31, 2025 and $5,928,000 is required to be spent by December 31, 2026.

10. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at September 30, 2025: 1,285,937,971 (December 31, 2024 - 1,079,863,747).

Preferred shares as at September 30, 2025: nil (December 31, 2024 - nil).

During the nine months ended September 30, 2025, the Company issued an aggregate of 206,074,224 (year end December 31, 2024 - 107,864,832) common shares through various transactions. These included the issuance of 66,670,000 (year end December 31, 2024 - nil) shares pursuant to a public offering and 128,350,000 (year end December 31, 2024 - 103,582,297) shares through a private placement. In addition, the Company issued 3,200,000 (year end December 31, 2024 - nil) common shares on the exercise of stock options, 3,426,030 (year end December 31, 2024 - nil) common shares on the exercise of warrants, 1,692,659 (year end December 31, 2024 - 223,334) common shares upon settlement of restricted share units, and 455,000 common shares upon settlement of performance share units. A further 1,462,535 (year end December 31, 2024 - 4,059,201) shares were issued in connection with project acquisitions and 818,000 (year end December 31, 2024 - nil) shares for marketing services. As a result, the Company had 1,285,937,971 (year end December 31, 2024 - 1,079,863,747) common shares issued and outstanding as at September 30, 2025.

Public Offering Financing

On July 22, 2025, the Company completed a public offering of 66,670,000 units at $0.18 per unit for gross proceeds of $12,000,600 (the “Public Offering”). Each unit consists of one common share and one-half warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.27 per share until July 22, 2028.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

10. SHARE CAPITAL (continued)

Proceeds were allocated using the relative fair value method and as a result, $9,753,000 was allocated to share capital and $1,495,000 to warrant reserve. The fair value of the warrants was determined based on the Black-Scholes option pricing model, using the following inputs: exercise price $0.27 per share, expected life of 3 years, risk-free rate of 2.79% per annum, and volatility rate of 58.52%. In connection with the Public Offering, the Company paid a total share issuance cost of $753,000.

Non-Brokered Private Placement Financings

On August 5, 2025, the Company completed non-brokered private placements for a total gross proceed of $24,437,000 (the “Offering”). Pursuant to the Offering, the Company issued 95,000,000 units (the “Units”) at $0.18 per unit for gross proceeds of $17,100,000 and 33,350,000 flow-through units (the “FT Units”) at $0.22 per FT Unit for gross proceeds of $7,337,000. Each unit consists of one common share and one-half share purchase warrant. Each FT Unit consists of one FT Share (a “FT Share”) and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.27 per share until August 2028. Each FT Share will qualify as a “flow-through share” for the purposes of the Income Tax Act (Canada) (the “ITA”). Total proceeds of $19,164,000 was allocated to share capital, $2,754,000 was allocated to reserves and $1,668,000 was allocated to flow-through premium liability. The following inputs were used in valuing the warrants: exercise price $0.27 per share, expected life of 3 years, risk-free rate of 2.69% per annum, and volatility rate of 58.46%. In connection with the Offering, the Company paid a total share issuance cost of $851,000.

c) Warrants

During the nine months ended September 30, 2025, the Company issued 3,426,030 (year ended December 31, 2024 - nil) common shares pursuant to the exercise of warrants for an aggregate settlement value of $563,000 (2024 - $nil).

The movements in warrants during the nine months ended September 30, 2025 and year ended December 31, 2024 are summarized as follows (Note 7):

	Number	Weighted average exercise price
Balance as at December 31, 2023	84,639,987	$0.27
Warrants issued	57,046,753	0.20
Balance as at December 31, 2024	141,686,740	$0.24
Warrants issued	151,579,388	0.25
Warrants exercised	(3,426,030)	0.20
Warrants expired	(54,069,395)	0.30
Balance as at September 30, 2025	235,770,703	$0.23

During the period, the Company issued an aggregate of 151,579,388 warrants. Of these, 97,510,000 warrants were issued in connection with the public offering and the private placement, 32,050,228 warrants were issued as consideration in connection with the amending agreement to the Silver Purchase Agreement, and the remaining 22,019,160 warrants were issued as a result of cancellation and reissuance of existing warrants.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

10. SHARE CAPITAL (continued)

The following table summarizes information about warrants outstanding as at September 30, 2025:

Exercise price	Number of warrants outstanding	Weighted average exercise price	Weighted average remaining life (years)
$0.20	129,001,450	$0.20	1.85
$0.27	106,769,253	$0.27	2.65
	235,770,703	$0.23	2.21

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees, and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

During the nine months ended September 30, 2025, the Company issued 3,200,000 (year ended December 31, 2024 - nil) common shares pursuant to the exercise of stock options, for total net proceeds of $392,000 (2024 - $nil).

In connection with the exercises, the Company transferred $189,000 (2024 - $nil) from share-based payment reserve to share capital.

The movements in stock options during the nine months ended September 30, 2025 and year ended December 31, 2024 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2023	45,060,000	$0.28
Options granted	26,907,500	0.12
Options expired	(11,500,000)	0.33
Options forfeited	(2,000,000)	0.17
Balance as at December 31, 2024	58,467,500	$0.20
Options granted	18,000,000	0.13
Options exercised	(3,200,000)	0.12
Options expired	(3,225,000)	0.24
Options forfeited	(700,000)	0.13
Balance as at September 30, 2025	69,342,500	$0.18

The following table summarizes information about the stock options outstanding as at September 30, 2025:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price	Weighted average remaining life (years)	Number of options	Weighted average exercise price	Weighted average remaining life (years)
0.10 - 0.18	40,507,500	$0.12	3.78	31,782,500	$0.12	3.61
0.185 - 0.25	13,160,000	$0.19	2.15	13,160,000	$0.19	2.15
0.26 - 0.50	15,675,000	$0.33	0.92	15,675,000	$0.33	0.92
	69,342,500	$0.18	2.82	60,617,500	$0.19	2.60

During the nine months ended September 30, 2025, there were 18,000,000 (year ended December 31, 2024 - 26,907,500) stock options granted with an aggregate fair value at the date of grant of $1,124,000 (year ended December 31, 2024 - $1,501,000). As at September 30, 2025, 8,725,000 (year ended December 31, 2024 - 13,247,000) stock options remain unvested with an aggregate grant date fair value of $545,000 (December 31, 2024 - $752,000).

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

10. SHARE CAPITAL (continued)

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties.

In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

For the nine months ended September 30, 2025, share-based payments expense is comprised of stock options for $1,000,000, restricted share units (“RSUs”) for $573,000, deferred share units (“DSUs”) for $44,000, and performance share units (“PSUs”) for $388,000, net with PSU assessment of $180,000, which are classified within the financial statements as follows:

	For the three months ended September 30,
Statements of Net Loss:	2025	2024
General and administration	$212	$243
Exploration and evaluation	7	33
Investor relations and marketing communications	44	53
Corporate development and due diligence	83	94
Subtotal	$346	$423
Statements of Financial Position:
Mineral properties	166	160
Total	$512	$583

	For the nine months ended September 30,
Statements of Net Loss:	2025	2024
General and administration	$844	$738
Exploration and evaluation	27	58
Investor relations and marketing communications	135	209
Corporate development and due diligence	220	326
Subtotal	$1,226	$1,331
Statements of Financial Position:
Mineral properties	599	515
Total	$1,825	$1,845

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

10.  SHARE CAPITAL (continued)

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the nine months ended September 30,	For the year ended December 31,
	2025	2024
Risk-free interest rate	2.80%	3.50%
Share price at grant date	$0.13	$0.12
Exercise price	$0.13	$0.12
Expected life	5.00 years	5.00 years
Expected volatility (1)	57.76%	57.20%
Forfeiture rate	7.10%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the nine months ended September 30, 2025, the Company granted 7,756,956 (year ended December 31, 2024 - 8,422,115) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the nine months ended September 30, 2025, the Company issued 1,692,659 (year ended December 31, 2024 - 223,334) common shares pursuant to the exercise of RSUs for an aggregate settlement value of $188,000 (2024 - $73,000).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the nine months ended September 30, 2025 and year ended December 31, 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	3,613,715	$0.20
RSUs granted	8,422,115	0.11
RSUs settled	(1,094,168)	0.25
RSUs forfeited	(1,261,213)	0.18
Balance as at December 31, 2024	9,680,449	$0.12
RSUs granted	7,756,956	0.11
RSUs settled	(1,692,659)	0.11
Balance as at September 30, 2025	15,744,746	$0.12

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

10. SHARE CAPITAL (continued)

f) Deferred Share Units

During the nine months ended September 30, 2025, the Company granted 400,000 (year ended December 31, 2024 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2023	1,109,000	$0.25
DSUs granted	400,000	0.11
Balance as at December 31, 2024	1,509,000	$0.21
DSUs granted	400,000	0.13
Balance as at September 30, 2025	1,909,000	$0.19

g) Performance Share Units

During the nine months ended September 30, 2025, the Company granted 3,600,000 (year ended December 31, 2024 - 5,650,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company.

During the nine months ended September 30, 2025, the Company issued 455,000 (year ended December 31, 2024 - Nil) common shares pursuant to the settlement of PSUs for an aggregate value of $108,000 (year ended December 31, 2024 - $Nil).

The following table summarizes the changes in PSUs for the nine months ended September 30, 2025 and year ended December 31, 2024:

	Number	Weighted average fair value
Balance as at December 31, 2023	6,813,000	$0.23
PSUs granted	5,650,000	0.09
PSU forfeited	(1,997,000)	0.22
Balance as at December 31, 2024	10,466,000	$0.16
PSUs granted	3,600,000	0.13
PSUs settled	(455,000)	0.24
Balance as at September 30, 2025	13,611,000	$0.15

Prior to vesting, the Company's PSUs are subject to a market-based performance condition, measured by the Company's relative total shareholder return performance against a defined peer group over a three-year period.

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

10. SHARE CAPITAL (continued)

Accordingly, the PSUs issued during the year ended December 31, 2022, which vested during the nine months ended September 30, 2025, were evaluated against the performance condition. Following this evaluation, the number of PSUs that ultimately vested was lower than estimated at initial recognition, resulting in a reversal of $180,000 of previously recognized expense.

11. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended September 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$90	$47	$3	$1	$141
Consultants	107	13	-	-	120
Depreciation (non-cash)	27	82	-	-	109
Directors’ fees	75	-	-	-	75
Marketing and conferences	1	1	218	3	223
Professional fees	60	-	-	-	60
Salaries	322	66	103	60	551
Share-based payments (non-cash) (Note 10)	212	7	44	83	346
Transfer agent and filing fees	19	-	-	-	19
Travel and accommodation	10	-	33	21	64
Loss from operational activities	$923	$216	$401	$168	$1,708

	For the three months ended September 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$70	$44	$2	$1	$117
Consultants	66	6	79	-	151
Depreciation (non-cash)	39	83	-	-	122
Directors’ fees	78	-	-	-	78
Marketing and conferences	-	1	202	-	203
Professional fees	118	-	-	-	118
Salaries	343	55	96	57	551
Share-based payments (non-cash) (Note 10)	243	33	53	94	423
Transfer agent and filing fees	11	-	1	-	12
Travel and accommodation	17	3	1	17	38
Loss from operational activities	$985	$225	$434	$169	$1,813

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

11.  OPERATING EXPENSES (continued)

	For the nine months ended September 30, 2025
	General and administration		Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$299		$201	$21	$3	$524
Consultants	318	*	26	38	9	391
Depreciation (non-cash)	106		244	-	-	350
Directors’ fees	247		-	-	-	247
Marketing and conferences	1		3	661	11	676
Professional fees	390		-	-	-	390
Salaries	857		148	375	278	1,658
Share-based payments (non-cash) (Note 10)	844		27	135	220	1,226
Transfer agent and filing fees	173		-	45	-	218
Travel and accommodation	36		2	55	57	150
Loss from operational activities	$3,271		$651	$1,330	$578	$5,830

*During the three and nine months ended September 30, 2025, the Company issued 818,000 common shares with a fair value of $115,000 to an arms-length party for marketing services with a term of 36 months. $38,173 was recognized as consulting fees for the current period.

	For the nine months ended September 30, 2024
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$135	$156	$11	$6	$308
Consultants	214	19	79	114	426
Depreciation (non-cash)	119	248	-	-	367
Directors’ fees	234	-	-	-	234
Marketing and conferences	-	3	504	2	509
Professional fees	260	-	-	-	260
Salaries	1,292	135	285	141	1,853
Share-based payments (non-cash) (Note 10)	738	58	209	326	1,331
Transfer agent and filing fees	164	-	16	-	180
Travel and accommodation	28	6	31	29	94
Operating expenses total	$3,184	$625	$1,135	$618	$5,562
Impairment of non-current asset (non-cash)	-	-	-	-	11,955
Loss from operational activities	$3,184	$625	$1,135	$618	$17,517

12. SEGMENT INFORMATION

The Company operates in a single operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. All of the Company’s non-current assets as at September 30, 2025 and December 31, 2024 are located in Canada.

13. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

13. RELATED PARTY TRANSACTIONS (continued)

Key management of the Company consists of the Company’s Directors, Officers, and Vice Presidents. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2025 and 2024 is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Service or Item:	2025	2024	2025	2024
Directors’ fees	$75	$78	$247	$234
Salaries and consultants’ fees	416	375	1,843	1,225
Share-based payments (non-cash)	435	457	1,455	1,311
Total	$926	$910	$3,545	$2,770

14. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, marketable securities, prepaid expenses and other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of marketable securities is based on the quoted market prices of the shares as at September 30, 2025 and was therefore considered to be Level 1.

As the FireFly Metals Earn‐In Agreement provides FireFly Metals the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, FireFly Metals’ option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option is not based on observable market data and therefore is considered to be Level 3.

The fair value of the Pickle Crow project option liability as at September 30, 2025, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for FireFly Metals to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of

Canadian dollars except for number of shares and per share amount - Unaudited)

14. FAIR VALUE (continued)

The loss on the Silver Stream derivative was due to a 29% increase in volatility in the underlying precious metal, a 41% increase in the forward curve of the silver price, and a 33% increase in the silver spot price as at September 30, 2025, compared to December 31, 2024.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	September 30, 2025				December 31, 2024
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Marketable securities (Note 3)	$1,916	$1,916	$-	$-	$2,388	$2,388	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 7)	$83,250	$-	$-	$83,250	$34,414	$-	$-	$34,414
Option – PC Gold (Note 6)	$3,974	$-	$-	$3,974	$3,974	$-	$-	$3,974

15. SUBSEQUENT EVENTS

a) Option exercise

Subsequent to September 30, 2025, the Company issued 2,487,500 common shares pursuant to the exercise of stock options for aggregate proceeds of $295,038.

b) Restricted Share Unit settlement

Subsequent to September 30, 2025, the Company issued 1,789,494 common shares pursuant to the settlement of restricted share units.

c) Performance Share Unit settlement

Subsequent to September 30, 2025, the Company issued 303,000 common shares pursuant to the settlement of performance share units.

d) Warrant exercise

Subsequent to September 30, 2025, the Company issued 1,363,600 common shares pursuant to the exercise of warrants for aggregate proceeds of $291,872.

e) Share issuance

Subsequent to September 30, 2025, the Company issued 500,000 common shares pursuant to an earn-in agreement relating to its Birch-Uchi Projects.

f) Molybdenum sales

In November 2025, the Company recorded US$2,024,000 (approximately $2.8 million) in other income related to the sale of molybdenum concentrate extracted from the site of one of the Company's properties.

21